UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On April 25, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (“ReTo”), entered into a share exchange agreement (the “Share Exchange Agreement”) with (i) MeinMalzeBier Holdings Limited, a British Virgin Islands business company (“MeinMalzeBier”), (ii) Lap Cheong Chan and (iii) Terence Kwong Lung Wong, pursuant to which, subject to the terms and conditions set forth therein, ReTo agreed to buy an aggregate of 5,100 ordinary shares, par value $1.00 per share, of MeinMalzeBier in exchange for cash and newly issued Class A shares, no par value, of ReTo (the “Share Exchange,” together with the other transactions contemplated by the Share Exchange Agreement, the “Transactions”). The Share Exchange was closed on the same date.

On April 25, 2025, ReTo filed its report on Form 6-K (the “Initial 6-K”), primarily to report the execution of the Share Exchange Agreement and the closing of the Share Exchange.

In connection with the Transactions, this report on Form 6-K/A (the “Amended 6-K”) amends the Initial 6-K to present (a) the audited financial statements of MeinMalzeBier and (b) the unaudited pro forma financial information, both as required to be filed no later than 71 calendar days after the date on which the Initial 6-K was required to be filed. Except for this Explanatory Note, the filing of the audited financial statements herewith as Exhibit 99.1 and the unaudited pro forma financial information herewith as Exhibit 99.2 there are no changes to the Initial 6-K.

The unaudited pro forma condensed combined financial information included in this Amended 6-K is presented for illustrative purposes only, contains a variety of adjustments, assumptions and estimates, and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the Transactions been completed on the date indicated. The combined company’s actual results and financial position may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this Amended 6-K. Important factors that may affect actual results include, but are not limited to, risks and uncertainties relating ReTo’s or MeinMalzeBier’s business, as applicable (including each company’s ability to achieve strategic goals, objectives, and targets over applicable periods), industry performance, and general business and economic conditions.

Financial Statements and Exhibits.

(a) Financial statements of business acquired.

The audited financial statements of MeinMalzeBier as of and for the years ended December 31, 2024 and 2023, including the related notes thereto, are filed herewith as Exhibit 99.1.

(b) Pro forma financial information

The unaudited pro forma condensed combined balance sheet of ReTo as of December 31, 2024, and the unaudited pro forma condensed combined statements of income of ReTo for the fiscal year ended December 31, 2024, including the related notes thereto, giving effect to the Transactions are filed herewith as Exhibit 99.2. The unaudited pro forma financial information gives effect to the Transactions on the basis of, and subject to, the assumptions set forth in accordance with Article 11 of Regulation S-X.

FORWARD-LOOKING STATEMENTS

This Amended 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Amended 6-K are forward-looking statements. When used in this Amended 6-K, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to ReTo or its management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of ReTo’s management, as well as assumptions made by, and information currently available to, ReTo’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in ReTo’s filings with the Securities and Exchange Commission (the “SEC”). All subsequent written or oral forward-looking statements attributable to ReTo or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of ReTo, including those set forth in the “Risk Factors” section of ReTo’s Annual Reports on Form 20-F and other filings with the SEC. ReTo undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

INCORPORATION BY REFERENCE

This Amended 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of ReTo, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of ReTo, and (iii) the registration statement on Form S-8 (File No. 333-280119), of ReTo and to be a part thereof from the date on which this Amended 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Audited financial statements of MeinMalzeBier Holdings Limited as of and for the years ended December 31, 2024 and 2023, including the related notes thereto.
99.2	Unaudited Pro Forma Condensed Combined Financial Information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2025

RETO ECO-SOLUTIONS, INC.

By:	/s/ Xinyang Li
	Name:	Xinyang Li
	Title:	Chief Executive Officer

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